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                                October 3, 2023

       Alex Peng
       Chief Financial Officer
       TAL Education Group
       5/F, Tower B, Heying Center
       Xiaoying West Street, Haidian District
       Beijing 100085
       People   s Republic of China

                                                        Re: TAL Education Group
                                                            Form 20-F for the
Fiscal Year Ended February 28, 2023
                                                            Response dated
September 15, 2023
                                                            File No. 001-34900

       Dear Alex Peng:

              We have reviewed your September 15, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 7, 2023 letter.

       Form 20-F for the Fiscal Year Ended February 28, 2023

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 140

   1. We note from your response to comment 3 that all of your "consolidated foreign operating entities that use
variable interest entities or similar structures are incorporated or otherwise organized in the PRC."
It appears from disclosures in your Form 20-F that you have at least one subsidiary in
Hong Kong. Please confirm our assumption, if true, that your reference to
"consolidated foreign operating entities that use variable interest entities or similar structures [and
that] are incoporated or otherwise organized in the PRC" includes any subsidiaries
organized or incorporated in Hong Kong. Otherwise, please
                                                        supplementally clarify
the jurisdictions in which your consolidated foreign operating entities are organized
or incorporated and confirm, if true, that you have disclosed the percentage of your
shares or the shares of your consolidated operating entities owned by
 Alex Peng
TAL Education Group
October 3, 2023
Page 2
     governmental entities in each foreign jursidiction in which you have consolidated operating entities.
      Please contact Jennifer Thompson at 202-551-3737 with any questions.



                                                         Sincerely,
FirstName LastNameAlex Peng
                                                         Division of
Corporation Finance
Comapany NameTAL Education Group
                                                         Disclosure Review
Program
October 3, 2023 Page 2
cc:       Yi Gao, Esq.
FirstName LastName